MECHEL REPORTS 1H2017 OPERATIONAL RESULTS

Moscow, Russia – August 23, 2017 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H2017 operational results.

Production and sales for 1H2017

Production:

	1H2017, thousand	1H2016, thousand		2Q2017, thousand	1Q2017, thousand
Product Name	tonnes	tonnes		tonnes	tonnes
Run-of-mine coal	10,331	11,528	-10%	5,257	5,074	4%
Pig iron	2,038	2,044	0%	991	1,046	-5%
Steel	2,217	2,108	5%	1,096	1,121	-2%

Sales:

	1H2017, thousand	1H2016, thousand		2Q2017, thousand	1Q2017, thousand
Product Name	tonnes	tonnes		tonnes	tonnes
Coking coal
concentrate	4,072	4,470	-9%	2,076	1,996	4%
Including coking coal concentrate supplied to third parties	2,470	2,910	-15%	1,256	1,214	3%
PCI	682	934	-27%	341	341	0%
Including PCI supplied to third parties	682	934	-27%	341	341	0%
Anthracites	810	908	-11%	362	448	-19%
Including anthracites supplied to third parties	695	775	-10%	309	385	-20%
Steam coal	3,165	3,575	-11%	1,576	1,589	-1%
Including steam coal supplied to third parties	2,812	3,031	-7%	1,453	1,360	7%
Iron ore concentrate	1,400	1,342	4%	749	652	15%
Including iron ore concentrate supplied to third parties	12	8	44%	8	4	119%
Coke	1,382	1,446	-5%	660	722	-9%
Including coke supplied to third parties	414	484	-14%	178	235	-24%
Ferrosilicon	30	40	-24%	17	14	22%
Long rolls	1,466	1,500	-2%	761	705	8%
Flat rolls	304	254	20%	151	153	-1%
Hardware	332	331	0%	178	154	16%
Forgings	27	19	40%	12	14	-13%
Stampings	47	37	27%	23	24	-7%
Electric power generation (thousand kWh)	1,678,382	1,714,766	-2%	746,466	931,916	-20%
Heat power generation (Gcal)	3,091,129	3,105,575	0%	1,003,762	2,087,367	-52%

Key investment projects progress

Universal rolling mill:

	1H2017, thousand	1H2016, thousand		2Q2017, thousand	1Q2017, thousand
	tonnes	tonnes		tonnes	tonnes
Rails, beams and
shapes	313	213	47%	156	157	0%

Elga coal complex:

	1H2017, thousand	1H2016, thousand		2Q2017, thousand	1Q2017, thousand
	tonnes	tonnes		tonnes	tonnes
Run-of-mine coal	1,934	2,011	-4%	1,097	837	31%

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 1H2017 operational results:

“Early in the second quarter, correction in the coking coal market which we observed since last December changed to a dramatic price hike as the powerful storm Debbie hit Australia’s key coal producing state of Queensland. We made every effort to take maximum advantage of this beneficial situation and to boost coking coal exports to Asia Pacific. In 2Q2017, the volume of our coking coal concentrate exports went up by over 20% quarter-on-quarter, and that included nearly quadrupling our Elga coal supplies. As a result, our sales of coking coal concentrate, which is our key product, to third parties went up by 3%.

“PCI sales remained at the last quarter’s level due to stable demand.

“The 19-percent decrease in anthracite sales was due to a decrease in export orders, primarily from Europe, and several shipments to South-East Asia being shifted from the second to the third quarter.

“Steam coal sales mostly remained on the same level. We have, however, increased shipments to our clients in China, South Korea and Vietnam, with our supplies to these countries totaling some 900,000 tonnes of steam coal in 2Q2017.

“As a whole, the export share in our sales structure for all kinds of coal sold to third parties amounted to 83% in 2Q2017.

“As for iron ore concentrate, the Group’s priority still lies with uninterrupted supply of Chelyabinsk Metallurgical Plant.

“In 2Q2017, Mechel decreased coke sales by 9% due to an unstable market situation.

“The company’s steel division decreased production of pig iron by 5% and steel by 2% quarter-on-quarter due to major planned repairs in Chelyabinsk Metallurgical Plant’s agglomeration and blast furnace facilities.

“We continue to implement our strategy aimed at increasing the share of high-margin steel products in our sales structure. In 2Q2017 sales of all types of long rolls went up by 8%. This increase was partly due to the increase in production at Izhstal and mastering of new bar profile types at Chelyabinsk Metallurgical Plant’s universal rolling mill. Two our rail profiles were certified as compliant with European TSI standard, which enables us to expand our sales geography. As of today, the universal rolling mill has reached a monthly load equal to 80% of the mill’s maximum capacity.

“In this accounting period, due to a traditional seasonal hike in demand for rebar from construction companies, we managed to increase sales of this product by 14%. The seasonal factor also had its impact on the 16-percent increase in hardware sales.

“Sales of Bratsk Ferroalloy Plant’s ferrosilicon went up by 22% in this accounting period, mostly due to an increase in the group’s internal demand.

“The 7-percent decrease in stampings sales in 2Q2017 was due to our fulfilling several contracts ahead of schedule, in 1Q2017. The 13-percent decrease in forgings sales was due to repairs at Urals Stampings Plant’s Chelyabinsk facility.

“The 20-percent decrease in electricity generation was due to planned equipment repairs at Southern Kuzbass Power Plant. The 52-percent decrease in heat generation was due to the fact that the heating season ended in May and thus the heat load went down significantly.”

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Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.